

September 10, 2013

Via E-mail
Anthony J. Alexander
President and Chief Executive Officer
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308

> **Re: FirstEnergy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 333-21011**

Dear Mr. Alexander:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 117

Combined Notes to Consolidated Financial Statements, page 142

Note 11. Capitalization, page 181

Common Stock, page 181

Retained Earnings and Dividends, page 181

1. We note the articles of incorporation, indentures, regulatory limitations and various other agreements relating to the long-term debt of certain subsidiaries contain provisions that could restrict your subsidiaries payment of dividends. Please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of December 31, 2012 and how you computed the amount; (ii) your consideration of providing the disclosures

required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: K. Jon Taylor
       Vice President, Controller and Chief Accounting Officer